Exhibit 99.4

Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company”)

810 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

May 12, 2021 and June 4, 2021

Item 3News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewswire and posted to the Company’s disclosure hall with the Canadian Securities Exchange (the “CSE”).

Item 4Summary of Material Change

On May 12, 2021, the Company closed a units for debt private placement of 8,445,426 units (the “Units”) at a price of CDN $1.15 per Unit for gross proceeds of CAD $9,712,239. Each Unit consists of one Series II Convertible Preferred Share of the Company and one half of one common share purchase warrant (with two half warrants being a “Warrant”). Each Warrant is exercisable to acquire one additional common share at a price of CDN $1.15 per share until May 12, 2023.

In addition, RWB completed a private placement to an arm’s length purchaser of a principal amount US $6,500,000 unsecured debenture (the “Debenture”). The Debenture bears interest at the rate of 12% per annum and matures 150 days from the date of issuance. As consideration for the purchase of the Debenture by the Purchaser, the Company paid the purchaser an origination fee by way of the issuance of 531,000 shares.

On June 4, 2021, the Company’s wholly-owned subsidiary, RWB Florida LLC, a Delaware limited liability company (“RWB Florida”) entered into agreements for an aggregate capital raise of US $30,234,224. The raise includes an investment of US $11,337,834 from certain strategic investors (collectively, the “Investors”) directly into RWB Florida (the “Investment Transaction”). Under the terms of the Investment Transaction, the Investors shall receive a direct equity stake in RWB Florida in the form of Class B membership interests in the aggregate of 17.70% of the Company’s outstanding interests. Concurrently with the Investment Transaction, the Investors have advanced an aggregate of US $18,896,390 in subordinated debt to RWB Florida at an 8% interest rate due in 36 months (the “Debt”). The Debt is subordinated to existing debt, secured by an assignment of certain collateral interests, is guaranteed by RWB and, at the option of the holder, is convertible into RWB Shares at a price of US$2.75. In addition, the investors have a 5 day option to invest a further approximately US$4 million on substantially the same terms.

Item 5Full Description of Material Change

5.1Full Description of Material Change

Please see the attached news release for a full description of the Material Change.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Johannes van der Linde, Director and CFO
Phone:  604‐687‐2038

Item 9Date of Report

June 15, 2021.